EXHIBIT 23.1

Consent of Independent Registered Public Accounting Firm

The CDI Corporation 401(k) Savings Plan Committee:
We consent to the incorporation by reference in the Registration Statement (no. 333-65879) on Form S-8 of CDI Corp. of our report dated June 27, 2017, with respect to the statement of net assets available for benefits of the CDI Corporation 401(k) Savings Plan as of December 31, 2016, the related statement of changes in net assets available for benefits for the year then ended, and the supplemental Schedule H, Line 4i – Schedule of Assets (held at end of year) as of December 31, 2016, which report appears in the December 31, 2016 annual report on Form 11-K of the CDI Corporation 401(k) Savings Plan.

/s/ Fischer Cunnane & Associated Ltd
Certified Public Accountants
West Chester, Pennsylvania
June 27, 2017